Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 27, 2014

DATE, TIME AND PLACE:  On November 27, 2014 at 1:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:  Pedro Moreira Salles.

QUORUM: The majority of Board members.

THE MEMBERS OF THE BOARD OF DIRECTORS, WHEREAS:

a)         on December 13, 2013, the Board of Directors authorized the repurchase program during the period from December 16, 2013 to December 15, 2014, pursuant to the limits of up to 13,700,000 common shares and 86,300,000 preferred shares;

b)         there are currently 2,541 common shares and 54,820,631 preferred shares issued by the  Company held as treasury stock, and during  the period from December 2013 to November 2014 no shares issued by the Company were acquired; and

c)         the share acquisition process has the purpose of applying available funds and the Company hereby believe that this authorization to be in the best interests of its shareholders as well as any share buybacks conducted within the scope of same.

RESOLVED UNANIMOUSLY:

a)         to authorize the acquisition of up to 10,000,000 common shares and 50,000,000 preferred shares of the Company’s own issue, without a reduction in the value of the capital stock, for holding as treasury stock, cancellation or resale to the Market pursuant to paragraphs 1 and 2, Article 30 of Law 6.404/76 and CVM instructions 10/1980, 268/1997 and 390/2003;

b)         to ascribe to the Board of Officers the authority to establish the opportunity for the  share acquisitions within these limits, wich represent less than 10% of the free float of the 261,514,568 common shares and of the 2,689,699,340 preferred shares; and

c)         that these acquisitions be effected through the Stock Exchange during the period from December 16, 2014 to December 15, 2015, at market value, using funds available in the Capital  Reserves account ("Reserve for Goodwill on Subscription of Shares”) and Revenue Reserves account (“Reserve for Working Capital Increase”) and intermediated by Itaú Corretora de Valores S.A. with its registered offices at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city and state of São Paulo.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF NOVEMBER 27, 2014	page 2

CONCLUSION: With the work of the meeting concluded, these minutes were drafted and signed, having been read and approved by all. São Paulo (SP), November 27, 2014. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ROBERTO EGYDIO SETUBAL
Chief Executive Officer